United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: March 23, 2011

IR Contact Information ir@gruma.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, March 23, 2011	www.gruma.com

GRUMA OBTAINS A 5-YEAR UNSECURED SYNDICATED

FACILITY FOR US$225 MILLION

Monterrey, N.L., Mexico, March 23, 2011 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announces that yesterday it signed a 5-year unsecured syndicated credit facility for US$225 million at LIBOR plus a spread between 150 and 225 basis points, based on the quarterly consolidated leverage ratio. The proceeds from this loan will be used for refinancing short-term debt, working capital and for general corporate purposes.

The syndicated facility is divided in two parts, a revolving portion of US$75 million and a term loan of US$150 million, which will be paid as follows.

Payment Dates	Principal Amortizations
March 22, 2014	US$25 million of the term loan
March 22, 2015	US$25 million of the term loan
March 22, 2016	US$175 million

The following financial institutions participated in this unsecured credit facility: BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, as Administrative Agent, Bank and Joint Bookrunner, BBVA Securities Inc., as Documentation Agent and Joint Bookrunner, Banamex U.S.A., Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.''Rabobank Nederland'', New York Branch, Goldman Sachs Bank USA, Bank of America, N.A., and The Bank of Nova Scotia, each one as Bank and Joint Bookrunner.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.